FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending February 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

GlaxoSmithKline Share Value Plan
Sale of shares to meet tax liabilities

The table below sets out changes in the interests of Persons Discharging Managerial Responsibility (PDMR) in the Ordinary Shares of GlaxoSmithKline plc arising from the sales of Ordinary Shares at a fair market value price of £15.353625 per Ordinary Share on 18 February 2015. These sales were to meet tax liabilities following the vesting of awards granted in 2012 under the GlaxoSmithKline Share Value Plan (SVP).

Number of Ordinary Shares sold to meet tax liabilities following the vesting of a SVP award
Mr R Connor	8,423
Mrs V Whyte	6,143

The table below sets out changes in the interests of a PDMR in the American Depositary Shares (ADS) of GlaxoSmithKline plc arising from the withholding of ADS at a fair market value price of $47.94 per ADS on 18 February 2015 to meet tax liabilities following the vesting of awards granted in 2012 under the SVP.

Number of ADSs withheld to meet tax liabilities following the vesting of a SVP award
Mr N Hirons	1,891

The Company and PDMRs were advised of these transactions on 19 February 2015.
This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

19 February 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 19, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc